PATRIOT TRANSPORTATION HOLDING, INC.
                     1801 Art Museum Drive
                  Jacksonville, Florida 32207


                        March 28, 2008


Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

        Re:	Patriot Transportation Holding, Inc.
        Form    10-K for the Year Ended September 30, 2007
		Filed December 7, 2007
		Filer No. 000-17554

Dear Ms. Erlanger:

        This letter responds to the staff's comment letter dated
March 20, 2008 (the "Comment Letter") regarding the above-referenced filing. For your convenience, each of the comments has been duplicated below, followed by our responses.

Quarterly Report on Form 10-Q for the quarter ended December 31,
2007
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Note (10) CEO Retirement
------------------------

        1.	We note from your response to our prior comment that
the retirement agreement accelerated the vesting of the unvested stock options and unvested restricted stock awards and you accounted for this modification of the original grant by terminating the original awards and issuing newly measured awards accounted for as cash awards. In light of the fact that it appears you accounted for this transaction as the cancellation and replacement of awards of equity instruments, please tell us how you applied the guidance in paragraph in paragraph 56 of SFAS No. 123R in calculating or determining the amount of compensation expense recognized for the unvested awards.

Company Response:

        The retirement agreement accelerated the vesting of the unvested stock options and unvested restricted stock awards. The Company accounted for this modification of the original grant by terminating the original awards and issuing newly measured awards accounted for as a cash awards. The liability and compensation expense for the cash award was measured based upon the letter agreement and this award will not be presented as issued and repurchased shares.

As cash awards are recorded based upon the actual payment, the excess of the cash awards over the fair value on the repurchase date is already included in compensation expense.

        Paragraph 56 of SFAS No. 123R states that "incremental compensation cost shall be measured as the excess of the fair value of the replacement award or other valuable consideration over the fair value of the cancelled award at the cancellation date in accordance with paragraph 51." Paragraph 51 of SFAS No. 123R provides in pertinent part that:

     Incremental compensation cost shall be measured as the
     excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Statement over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date... Thus, the total compensation cost measured at the date of a modification shall be (1) the portion of the grant-date fair value of the original award for which the requisite service is expected to be rendered (or has already been rendered) at that date plus (2) the incremental cost resulting from the modification....
     "Illustrations 12-14 (paragraphs A149-A189) provide additional guidance on, and illustrate the accounting for, modifications of both vested and nonvested awards, including a modification that changes the classification of the related financial instruments from equity to liability or vice versa, and modifications of vesting conditions.

     Paragraph A175 of SFAS No. 123R also provides in pertinent part.

     Paragraph 51(b) of this Statement specifies that total recognized compensation cost for an equity award shall at least equal the fair value of the award at the grant date unless at the date of the modification the service or performance conditions of the original award are not expected to be satisfied. In accordance with that principle, Entity T will ultimately recognize cumulative compensation cost equal to the greater of (a) the grant-date fair value of the original equity award and (b) the fair value of the modified liability award when it is settled. To the extent that the fair value of the modified liability award exceeds the recognized compensation cost associated with the grant-date fair value of the original equity award, changes in the liability award's fair value are recognized as compensation cost"
    (emphasis added)

        The total grant-date fair value of the unvested awards was approximately $106,000 all of which was unrecognized as the vesting periods were about to commence. The fair value of the modified liability award when it was settled was $215,528. Accordingly the Company concluded that the compensation expense recognized for the unvested awards was $215,528. which represents the greater of the grant-date fair value of approximately $106,000 and the fair value of the modified award when it was settled of $215,528.

Form 10-Q/A for the quarter ended December 31, 2007
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        2.	We note from your disclosure that in relation to
the taking of your 101 acre tract of land in Prince William County, Virginia, VDOT deposited $5,860,000 with the Court. Please tell us, and disclose in future filings, how you have determined that you are fully entitled to the $5,860,000 deposited with the Court. Also, please tell us, and disclose when you expect to receive the proceeds.

        On or about December 13, 2007, the Virginia Department of Transportation ("VDOT") recorded a certificate of take with respect to 28 acres of the Company's 101 acre tract in Prince William County, Virginia and deposited $5,860,000 with the Court. The Company has been advised by counsel that under Virginia law, the recording of a certificate of take transfers title to the land to VDOT, and the former property owner is deemed to have such interest in the funds held in deposit as he had in the property taken. The Company determined that it was fully entitled to the funds based upon these facts and advice. The Company has petitioned the Court for disbursement of the funds and expects to receive the funds prior to filing of the Form 10-Q for the quarter ended March 31, 2008. The Company will update relevant disclosures in future filings.


	The Company hereby acknowledges that:

             * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

             * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

             * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	The Company further acknowledges that the Division of Enforcement has access to all information that it provides to the staff of the Division of Corporation Finance in your review of its filings or in response to your comments on its filings.

	Please contact the undersigned if you have any additional comments or questions.


					Very truly yours,

					/s/ Ray M. Van Landingham
					__________________________________
					Ray M. Van Landingham
					Vice President and Chief Financial
					Officer